U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

ComVest Venture Partners, LP
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   (Last)               (First)                 (Middle)

830 Third Avenue
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                                    (Street)

New York,               New York                10022
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

September 4, 2001
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)

13-4124841
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4. Issuer Name and Ticker or Trading Symbol

Omnicomm Systems, Inc. (OMCM.OB)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|_|   Director                             |X|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   |_| Form filed by One Reporting Person

   |X| Form filed by More than One Reporting Person

================================================================================

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

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

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      6. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
Series B Convertible
Preferred Stock              1/31/02    N/A         Common Stock           3,000,000     $0.25          D(1)
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Warrants to purchase
Common Stock                 immed      9/04/06     Common Stock           3,000,000     $0.25          D(1)
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Unit Purchase Options(2)     immed      9/04/08     Common Stock             904,000     $0.25          D(1)
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Series B Convertible
Preferred Stock              1/31/02    N/A         Common Stock           1,000,000     $0.25          D(3)
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Warrants to purchase
Common Stock                 immed      9/04/06     Common Stock           1,000,000     $0.25          D(3)
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Unit Purchase Options(2)     immed      9/04/08     Common Stock             251,200     $0.25          D(4)
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Unit Purchase Options(2)     immed      9/04/08     Common Stock             661,920     $0.25          I              (5)
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

Explanation of Responses:

See attached footnotes.

ComVest Venture Partners, LP
By: ComVest Management LLC, its general partner


/s/ Michael S. Falk                                            March 18, 2002
-------------------------------------------                ---------------------
    ** Signature of Reporting Person                               Date
       Michael S. Falk
       Manager

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

FOOTNOTES

(1) These securities are owned directly by ComVest Venture Partners, LP ("ComVest"). The general partner of ComVest is ComVest Management, LLC, which is wholly-owned by Commonwealth Associates Management Company, Inc. ("CAMC"). Michael S. Falk ("Falk"), is the chairman and principal shareholder, and Robert Priddy ("Priddy") is a director and shareholder, of CAMC. Falk and Priddy disclaim beneficial ownership of the securities held by ComVest other than that portion which corresponds with their respective interests in ComVest.

(2) These are options to purchase "Units" at an exercise price of $100,000 per Unit. Each Unit consists of 10,000 shares of Series B Convertible Preferred Stock (each such share being convertible into 40 shares of Common Stock) and warrants to purchase 400,000 shares of Common Stock at an exercise price of $.25 per share. Unit Purchase Options were originally issued to Commonwealth Associates, L.P. ("Commonwealth") by Omnicomm Systems, Inc. (the "Company") in consideration of services performed in connection with a private placement of the Units which closed in September 2001 (the "Private Placement"). Certain of the Unit Purchase Options were distributed by Commonwealth to its employees, including Michael S. Falk, and to ComVest.

(3) These shares of Series B Convertible Preferred Stock and Warrants were sold as Units in the Private Placement to Robert Priddy.

(4) These Unit Purchase Option are owned directly by Falk.

(5) These Unit Purchase Option are owned by Commonwealth. Falk is the Chairman and controlling equity owner, and Robert Priddy is a director and shareholder, of CAMC, which is the general partner of, and the principal owner of the interests in, Commonwealth. Falk and Priddy disclaim beneficial ownership of the securities held by Commonwealth other than that portion which corresponds with their respective interests in Commonwealth.

                    JOINT FILER INFORMATION AND AUTHORIZATION


Name:                         ComVest Management LLC
                              830 Third Avenue
                              New York, New York 10022

Designated Filer:             ComVest Venture Partners, LP

Issuer & Ticker Symbol:       Omnicomm Systems, Inc. (OMCM)

Statement Date:               September 4, 2001

Signature:                    By: /s/ Michael S. Falk
                                  ---------------------------------------
                                  Michael S. Falk, Manager


Name:                         Commonwealth Associates Management Company, Inc.
                              830 Third Avenue
                              New York, New York 10022

Designated Filer:             ComVest Venture Partners, LP

Issuer & Ticker Symbol:       Omnicomm Systems, Inc. (OMCM)

Statement Date:               September 4, 2001

Signature:                    By: /s/ Joseph P. Wynne
                                  ---------------------------------------
                                  Joseph Wynne, Chief Financial Officer


Name:                         Michael S. Falk
                              830 Third Avenue
                              New York, New York 10022

Designated Filer:             ComVest Venture Partners, LP

Issuer & Ticker Symbol:       Omnicomm Systems, Inc. (OMCM)

Statement Date:               September 4, 2001

Signature:                    /s/ Michael S. Falk
                              -------------------------------------------
                                  Michael S. Falk

Name:                         Commonwealth Associates, LP
                              830 Third Avenue
                              New York, New York 10022

Designated Filer:             ComVest Venture Partners, LP

Issuer & Ticker Symbol:       Omnicomm Systems, Inc. (OMCM)

Statement Date:               September  4, 2001

Signature:                    By: /s/ Joseph P. Wynne
                                  ------------------------------------
                                      Joseph Wynne, Chief Financial
                                      Officer of general partner


Name:                         Robert Priddy
                              3291 Buffalo Drive, Suite 8
                              Las Vegas, Nevada 89129

Designated Filer:             ComVest Venture Partners, LP

Issuer & Ticker Symbol:       Omnicomm Systems, Inc. (OMCM)

Statement Date:               September 4, 2001

Signature:                    /s/ Robert Priddy
                              ----------------------------------------
                                  Robert Priddy


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